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15028123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/14 (MM/DD/YY) AND ENDING 6/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RENSSELAER SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 KENWOOD STREET
(No. and Street)

LATHAM	NY	12110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARVIN AND COMPANY CPAs
(Name – *if individual, state last, first, middle name*)

11 BRITISH AMERICAN BLVD.	LATHAM	NY	12110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 12/30/2015

OATH OR AFFIRMATION

I, DENNIS L. O'BRIEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RENSSELAER SECURITIES CORP., as of JUNE 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN D. SULLIVAN
Notary Public, State of New York
No. 4948713
Qualified in Albany County
Commission Expires 03/20/2019

[signature]
Notary Public

[signature]
Signature

PRESIDENT
President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

12/28

RENSSELAER SECURITIES CORP.
FINANCIAL REPORT
JUNE 30, 2015

RENSSELAER SECURITIES CORP.

TABLE OF CONTENTS

MARVIN
AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
A History of Shaping Futures

Kevin J. McCoy, CPA
Thomas W. Donovan, CPA
Frank S. Venezia, CPA
James E. Amell, CPA
Carol A Hausamann, CPA
Daniel J. Litz, CPA
Karl F. Newton, CPA
Kevin P. O'Leary, CPA
Timothy A Reynolds, CPA
Martin D. Hull, CPA

Thomas J. Ross, CPA
Heather D. Patten, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder
Rensselaer Securities Corp.

We have audited the accompanying financial statements of Rensselaer Securities Corp. (an S corporation), which comprise the statement of financial condition as of June 30, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. Rensselaer Securities Corp.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Rensselaer Securities Corp. as of June 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules 1, 2, and 3 on pages 13-15 has been subjected to audit procedures performed in conjunction with the audit of Rensselaer Securities Corp.'s financial statements. The supplemental information is the responsibility of Rensselaer Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming

www.marvincpa.com

An Independent Member of the BDO Seidman Alliance

11 British American Blvd. Latham, New York 12110-1405 | P: 518-785-0134 | F: 518-785-0299
111 Everts Ave. Queensbury, NY 12804 | P: 518-792-6595 | F: 518-792-6635

our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marvin and Company, P.C.

Latham, New York
August 25, 2015

RENSSELAER SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2015

ASSETS

Assets		
Cash and cash on hand	$	6,494
Investment securities, at fair value		1,277,936
Other deposit with clearing organization		100,002
Prepaid expenses		2,430
Property, plant and equipment, less accumulated depreciation of $46,723		13,676
TOTAL ASSETS	$	1,400,538

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Cash overdraft with clearing organization	$	507,520
Accounts payable		23,226
Accrued expenses		1,572
Total Liabilities		532,318
Stockholder's Equity		
Common stock, no par value; shares authorized 200; 50 shares issued and outstanding		100
Additional paid-in capital		125,275
Retained earnings		742,845
Total Stockholder's Equity		868,220
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,400,538

See accompanying notes to financial statements.

RENSSELAER SECURITIES CORP.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2015

Revenue		
Unrealized losses on investment securities, net	$	(22,234)
Realized gains on investment securities, net		313,984
Commission income		3,118
Interest and dividend income		55,054
Total Revenue		349,922
Expenses		
Employee compensation and benefits and related taxes		100,514
Pension expense		17,250
Quotation services		50,781
Clearing and commission fees		42,000
Other operating expenses		99,635
Total Expenses		310,180
Income Before Provision for Income Taxes		39,742
Provision for Income Taxes		175
Net Income	$	39,567

See accompanying notes to financial statements.

RENSSELAER SECURITIES CORP.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, June 30, 2014	$ 100	$ 125,275	$ 836,453	$ 961,828
Net Income for the Year Ended June 30, 2015	-	-	39,567	39,567
Stockholder's Distribution of Net Income	-	-	(133,175)	(133,175)
Balance, June 30, 2015	$ 100	$ 125,275	$ 742,845	$ 868,220

See accompanying notes to financial statements.

RENSSELAER SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2015

Cash Flows From Operating Activities		
Net income	$	39,567
Adjustments to reconcile net income to net cash used by operating activities		
Depreciation of property, plant and equipment		5,751
Unrealized loss on securities, net		22,234
Changes in assets and liabilities		
Investment securities		(699,530)
Prepaid expenses		2,430
Accounts payable and accrued expenses		1,927
Net Cash Used By Operating Activities		(627,621)
Cash Flows Used In Investing Activities		
Capital expenditures		(3,772)
Cash Flows Used In Financing Activities		
Stockholder's distribution of net income		(133,175)
Net Decrease in Cash and Cash Equivalents		(764,568)
Cash and Cash Equivalents, Beginning of Year		263,542
Cash Overdraft and Cash and Cash Equivalents, End of Year	$	(501,026)
Supplemental Disclosure of Other Cash Items		
Interest Paid	$	9,343
Income Taxes	$	300

See accompanying notes to financial statements.

RENSSELAER SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2015

1. SIGNIFICANT ACCOUNTING POLICIES

Organization

Rensselaer Securities Corp. (the Company) was formed in July 1993, for the purpose of providing brokerage services to retail and institutional investors on a fully-disclosed basis. The Company began operations as a broker/dealer in December 1993 and derives a majority of its revenue from trading profits on unlisted fixed income securities.

Revenue Recognition

The Company records security transactions and related revenue and expenses on a trade date basis.

Income Taxes

The Company has elected to be taxed as an S Corporation under the applicable provisions of the Internal Revenue Code, wherein the Company's income is taxed directly at the shareholder level. Therefore, other than New York State franchise tax, no provision or liability has been provided for federal or state income taxes.

Property, Plant and Equipment

Capital expenditures consisting of office furniture and equipment are depreciated over the estimated useful lives of the related assets ranging from three to ten years using the straight line method.

Advertising

Advertising and promotional costs are expensed as incurred.

Cash and Cash Equivalents

Cash of $6,494 at June 30, 2015 consists of cash in banks and financial institutions and cash on hand. For purposes of the statement of cash flows, the Company also considers cash deposited with the clearing organization to be cash equivalents.

Securities and Exchange Commission Rule 15c3-3 Exemption

The Company was not required to maintain a reserve account under Rule 15c3-3 of the Securities and Exchange Commission at June 30, 2015. Customer transactions are not handled by the Company, rather transactions are processed through a carrying broker, on a fully-disclosed basis. The Company does not maintain margin accounts for customers. The Company has no liabilities subordinated to the claims of general creditors. The Company is not a member of any securities exchange.

1. SIGNIFICANT ACCOUNTING POLICIES

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from these estimates.

Fair Value Measurement - Definition and Hierarchy

Accounting Standards Codification (ASC) 820-10, *Fair Value Measurements* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about what market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these assets and liabilities does not entail a significant degree of judgment.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are not observable, directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair values of the Company's equity securities are based on quoted prices in active markets. Fair values of the Company's corporate fixed income securities are based on matrix pricing from a third party pricing vendor. Matrix prices are based on quoted prices for securities with similar coupons, ratings, and maturities, rather than on specific bids and offers for the designated security. When necessary, fair values of corporate fixed income securities are based on prices from recent trades of similar securities.

RENSSELAER SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2015

1. SIGNIFICANT ACCOUNTING POLICIES

Fair Value Measurement - Definition and Hierarchy

The availability of observable inputs can vary and is affected by a wide variety of factors. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. There were no changes in the valuation techniques during the current year.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equities	$ 8,207	$ 8,207	$ -	$ -
Corporate Fixed Income Securities	1,269,729	-	1,269,729	-
Total Assets at Fair Value	$ 1,277,936	$ 8,207	$ 1,269,729	$ -

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the year ended June 30, 2015, there were no transfers between levels 1, 2 and 3.

RENSSELAER SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2015

1. SIGNIFICANT ACCOUNTING POLICIES

Accounting for Uncertainty in Income Taxes

ASC 740-10, requires entities to disclose in their financial statements the nature of any uncertainty in their tax position. The Company has not recognized any benefits from uncertain tax positions in 2015 and believes it has no uncertain tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of June 30, 2015. The Company believes it is no longer subject to U.S. Federal and New York State examination by tax authorities for years prior to 2011.

Subsequent Events

Management has evaluated subsequent events or transactions occurring through August 25, 2015, the date the financial statements were available to be issued, and determined that there are no subsequent events that require recording or disclosure.

2. OTHER DEPOSIT

The Company has a required interest bearing deposit with its clearing organization. This account is subject to withdrawal restrictions and is not used for clearing security transactions. The funds are invested in either cash, U.S. Treasury Bills or a money market fund. The good faith deposit was $100,002 at June 30, 2015.

3. INVESTMENTS

Investment securities are recorded at fair value, with net unrealizable gains and losses recognized in revenue. Realized gains and losses on securities sold are derived using the specific identification method for determining cost of securities sold. The Company's investment securities consist of corporate fixed income securities from the financial services sector.

4. OTHER OPERATING EXPENSES

Other operating expenses consisted of the following for the year ended June 30, 2015:

Other Operating Expenses		
Charitable contributions	$	348
Consulting and temporary help		4,476
Professional fees		35,608
Occupancy		13,500
Regulatory dues and fees		4,780
Dues and subscriptions		2,013
Office expenses		8,742
Communications		8,125
Insurance and bonding		869
Depreciation and amortization		5,751
Margin interest		9,343
Meals, travel and entertainment		6,080
Total Other Operating Expenses	$	99,635

5. PENSION BENEFITS

The Company maintains a qualified retirement plan. The plan is a defined contribution plan that covers employees 21 years or older that have provided 1,000 hours of service per year. The plan allows a discretionary contribution up to 25% of compensation. The amount contributed annually to the plan is allocated to the qualifying participants in the ratio that each qualifying participant's compensation for the plan year bears to the total compensation of all qualifying participants for the plan year. In the plan, participants vest 20% per year after their first year and are fully vested after five years of participation. The normal retirement age under the plan is 59½ years old. The total contributed to the plan was $17,250 for the year ended June 30, 2015.

6. INCOME TAXES

Income tax expense consisted of the following for the year ended June 30, 2015:

Current Income Tax	
State	$ 175

The Company elected to be treated as a Sub-Chapter S Corporation beginning January 1, 1999 and accordingly changed its tax reporting year-end to December 31. Under these provisions, the Company will generally not pay Federal income taxes and will be only subject to State income taxes based on the required minimum franchise tax.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operation and shall not exceed 15 to 1 in subsequent years (and the rule of "applicable" exchange also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2015 the Company had net capital, as defined, of $708,990 which was $608,990 in excess of its minimum required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .75 to 1 at June 30, 2015.

8. COMMITMENTS AND CONTINGENT LIABILITIES

Off-Balance-Sheet Risk

The Company engages in the business of a broker and dealer in securities as defined in Note 1 to the basic financial statements. The inherent risk of this business is the ability of the Company to properly execute all customer initiated transactions, if any, including the proper safeguarding and transfer of customer owned securities. During the year ended June 30, 2015, the Company did not hold customer securities.

8. COMMITMENTS AND CONTINGENT LIABILITIES

Litigation

Management was not aware of any pending or threatened litigation that could result in any material adverse effect on the Company's financial condition as of June 30, 2015.

Operating Leases

The Company leases office space under an operating lease at $1,000 on a month-to-month basis.

9. MARGIN ACCOUNT

The Company will occasionally purchase securities on margin for the Company's account. These loans are short-term in nature. The interest rate charged on margin loans is 1% above the broker's call. The loan is collateralized by securities owned by the Company. Margin interest is charged on the net cash overdraft balance with the clearing organization.

RENSSELAER SECURITIES CORP.
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2015

Net Capital		
Total Stockholder's Equity Qualified for Net Capital	$	868,220
Deductions and/or charges		
Non-allowable assets		
Petty cash		450
Property, plant and equipment		13,676
Prepaid expenses		2,430
Total Non-Allowable Assets		16,556
Net Capital Before Haircuts on Securities Positions		851,664
Haircuts on Securities		142,674
Net Capital	$	708,990
Aggregate Indebtedness		
Items Included in the Statement of Financial Condition		
Cash overdraft	$	507,520
Accounts payable		23,226
Accrued expenses		1,572
Total Aggregate Indebtedness	$	532,318
Computation of Basic Net Capital Requirement		
6 2/3% of aggregate indebtedness	$	35,506
Minimum net capital requirement		100,000
Excess Net Capital Over Minimum Net Capital Requirement		608,990
Excess Net Capital at 1000%*		588,990

*Calculated as Net Capital - (Total Minimum Capital x 120%) or (Total Aggregate Indebtedness x 10%)

Reconciliation with Corporation's Computation (included in Part II of Form X-17A-5)

Net Capital, as reported in Corporation's Part II (Unaudited) FOCUS Report	$	708,990
Net Audit Adjustments		-
Net Capital Per Above	$	708,990

Note: There are no material differences between the Company's computation of net capital as filed in the unaudited Form X-17-A-5 as of June 30, 2015 and the above schedule.

RENSSELAER SECURITIES CORP.
SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JUNE 30, 2015

Credit Balances	
Free credit balances and other credit balances in customer's security accounts	$ -
Monies borrowed, collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to received (including credit balances in continuous net settlement accounts)	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over 30 calendar days	-
Market value of short security count differences over 30 calendar days old	-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over 30 calendar days	-
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-
Total Credit Items	-
Debit Balances	
Debit balances in customers' cash and margin accounts excluding deductions pursuant to rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities filed to deliver	-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	-
Other	-
Total Debit Items	-
Total Administrative Expenses	-
Reserve Computation	
Excess of total debits over total credits	-
Required deposit	$ -

Note: There is no material difference between the Rensselaer Securities Corp. (RSC) computations of reserve requirements as filed in Form X-17a-5 (FOCUS report filed quarterly by RSC) and the above schedule. RSC is exempt from Rule 15c3-3 as customer securities are not held by RSC.

RENSSELAER SECURITIES CORP.
SCHEDULE 3
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED JUNE 30, 2015

During the year ended June 30, 2015, Rensselaer Securities Corp. was exempt from the possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions were cleared on a fully-disclosed basis with a clearing broker/dealer. All customer funds and securities were transmitted to the clearing broker/dealer which carries all of the accounts of such customers.